Holdings & Sectors

Holdings

Top 15 Holdings as of March 31, 2019	
Mastercard, Inc.	11.61%
Apple Inc.	6.81%
Diageo Plc. ADR	4.40%
LVMH Moët Hennessy Louis Vuitton ADR	3.97%
The Estée Lauder Companies Inc.	3.71%
Alphabet Inc. Class A	3.69%
Alphabet Inc. Class C	3.69%
The Walt Disney Company	3.32%
Bank of America Corporation	3.09%
Nike, Inc.	3.02%
Baidu, Inc. ADR	2.96%
T. Rowe Price Group, Inc.	2.92%
The TJX Companies, Inc.	2.86%
Novo-Nordisk A/S	2.81%
Citigroup, Inc.	2.79%

Sectors

Ticker Symbol: MUNDX

DATE: 4/3/2019
NAV: 18.65
DAY CHANGE: 0.03

2018 Dividend & Capital Gains as of 12/20/2018

Dividend: $0.037589
Short-Term Cap Gain: $0.00
Long-Term Cap Gain: $0.00

General Information
Holdings & Sectors
Performance & NAV
Factsheet
Financial Reports
Proxy Voting
Forms & Applications

LATEST NEWS

Quarterly Commentary 1Q19
Mundoval Factsheet 1Q19


Information Technology 31.08%
Consumer Staples 18.68%
Financials 15.83%
Consumer Discretionary 13.45%
Healthcare 9.92%
Energy 4.03%
Industrials 2.80%
Telecommunications 0.72%
Utilities 0.00%
Materials 0.00%
Cash 3.49%

Fund Sectors as of March 31, 2019	
Information Technology	31.08%
Consumer Staples	18.68%
Financials	15.83%
Consumer Discretionary	13.45%
Healthcare	9.92%
Energy	4.03%
Industrials	2.80%
Telecommunications	0.72%
Utilities	0.00%
Materials	0.00%
Cash	3.49%

Geographic Diversification

As of March 31, 2019


3.49%
36.70%
59.81%
Domestic
International
Net Cash[1]

Net Cash represents cash equivalents and other assets less liabilities.

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Advisor Commentary ☐

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PROSPECTUS

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Performance & NAV

Average Annual Total Returns[2]

As of March 31, 2019


Mundoval Fund
MSCI World Index
13.89%
12.48%
4.44%
4.01%
11.10%
10.68%
4.40%
6.77%
11.68%
12.37%
6.55%
7.08%
QTD
Non-annualized
1 Year
3 Year
5 Year
10 Year
*Since Inception

Hypothetical Growth of $10,000 since inception[2]


$25,226
$25,000
$22,500
$20,000
$17,500
$15,000
$12,500
$10,000
$7,500
$5,000
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019

A hypothetical $10,000 investment in the fund at inception on 9/3/04 would have been worth $25,225.61 on 3/31/19. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. This chart does not imply future performance.

[2]Risks & Important Considerations

Ticker Symbol: MUNDX

DATE: 4/3/2019
NAV: 18.65
DAY CHANGE: 0.03

2018 Dividend & Capital Gains as of 12/20/2018

Dividend: $0.037589
Short-Term Cap Gain: $0.00
Long-Term Cap Gain: $0.00

General Information
Holdings & Sectors
Performance & NAV
Factsheet
Financial Reports
Proxy Voting
Forms & Applications

LATEST NEWS

Quarterly Commentary 1Q19
Mundoval Factsheet 1Q19

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Mundoval Fund Newsletter ☐

Advisor Commentary ☐

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Current performance may be lower or higher than the performance data quoted. Indices shown are broad-based, unmanaged indices commonly used to measure performance of U.S. and world stocks. These indices do not incur expenses and are not available for investment. You may obtain performance data current to the most recent month -end by calling the transfer agent at 1-877-59- FUNDS. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59- FUNDS. The prospectus should be read carefully.

Whitepapers ☐

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PROSPECTUS

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MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA
92037
PH: 858-454-4837

